Exhibit (d)(1)(cc)

ADVISORY FEE WAIVER AGREEMENT

PF INFLATION MANAGED FUND

OF PACIFIC LIFE FUNDS

This ADVISORY FEE WAIVER AGREEMENT, by and between Pacific Life Fund Advisors LLC (the “Adviser”) and Pacific Life Funds (the “Trust”), on behalf of the PF Inflation Managed Fund, a series portfolio of the Trust (the “Fund”), is effective upon the addition of Western Asset Management Company as co-manager of the Fund (on or about January 15, 2015).

WHEREAS, the Trust is a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company of the series type;

WHEREAS, the Fund is to be co-managed by Western Asset Management Company (“Western Asset”) and Pacific Investment Management Company LLC (“PIMCO”); and

WHEREAS, the Trust and the Adviser are parties to the Investment Advisory Agreement, dated June 13, 2001 (the “Advisory Contract”), as amended, pursuant to which the Adviser provides investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund;

NOW THEREFOR, the parties hereto agree as follows:

I.	Advisory Fee Waiver

A.

Amount of Waiver. During the term of this Agreement, for so long as Western Asset remains a manager and/or co-manager of the Fund, the Adviser hereby agrees to waive 0.02% off of its investment advisory fee for the Fund.

II.	Term and Termination of Agreement

A.

This Agreement shall have a term commencing upon the addition of Western Asset as co-manager of the Fund (on or about January 15, 2015) and ending July 31, 2016. This Agreement shall automatically renew for successive one-year terms (each a one-year term) ending July 31st of each year, unless the Adviser provides 30 day written notice of the termination of this Agreement prior to the beginning of the next applicable one-year term.

B.

Notwithstanding sub-paragraph (A) above, this Agreement shall terminate upon termination of the Advisory Contract, or it may be terminated by the Trust, without payment of any penalty, upon ninety (90) days’ prior written notice to the Adviser at its principal place of business.

III.	Miscellaneous

A.	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any provisions hereof or otherwise affect their construction or effect.

B.

Definitions. Any question or interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Contract or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Contract or the 1940 Act.

C.	Choice of Law. This Agreement shall be governed by the law of the State of California, without regard to the conflict of law provision thereof.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorize and their respective corporate seals be hereunto affixed, as of the day and year first above written.

Pacific Life Funds

By:	/s/ Laurene E. MacElwee	By:	/s/ Jane M. Guon
	Name: Laurene E. MacElwee		Name: Jane M. Guon
	Title: VP & Assistant Secretary		Title: Secretary

Pacific Life Fund Advisors LLC

By:	/s/ Laurene E. MacElwee	By:	/s/ Jane M. Guon
	Name: Laurene E. MacElwee		Name: Jane M. Guon
	Title: VP & Assistant Secretary		Title: Secretary